170 Van Voorhis Road

Pittsford, NY 14534

585.387.9000

VIA EDGAR

September 15, 2011

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Our Street Funds, Inc.

File Numbers 333-15781; 811-22279

Ladies and Gentlemen:

I am writing to you on behalf of Our Street Funds, Inc., a corporation organized under the laws of the State of Maryland (Registrant).  Registrant filed its initial registration statement on Form N-1A on February 27, 2009, and, thereafter, has filed two pre-effective amendments.  As of this date, the registration statement has not become effective, and Registrant has not commenced operations.

In a previous letter to the Division of Investment Management dated as of August 15, 2011, we advised that Registrant was considering whether it would proceed with the pre-effective amendment that would be required (i.e. to obtain an Order of Effectiveness) or whether it would withdraw its registration statement.   We also advised that Registrant would advise the Commission of its decision on or before September 15, 2011.

I am writing to you today to advise Division of Investment Management that Registrant will, in fact, file an application seeking to withdraw its registration statement.  Registrant anticipates that it will file such an application no later than September 30, 2011.

Respectfully,

Patricia C. Foster, Esq. PLLC

By: /S/ Patricia C. Foster

CC:  Vincent J. DeStefano

        Gary R. Stratton